                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                         Commission File Number: 1-12158

                 Sinopec Shanghai Petrochemical Company Limited
                 ----------------------------------------------
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F         X         Form 40-F
                            ----------------            _______________

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                 No      X
                      ______________     ------------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable
                                                        ----------------

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Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby files the following document pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

                                                                         Page
                                                                         ----

Announcement dated as of January 15, 2004                                   4

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SINOPEC SHANGHAI PETROCHEMICAL
                                                 COMPANY LIMITED


Date:  January 17, 2004                          By:   /s/ Lu Yipin
                                                       ------------
                                                       Name: Lu Yipin
                                                       Title: Chairman

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The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The Directors of Sinopec Shanghai Petrochemical Company Limited jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

                                 [COMPANY LOGO]
                 Sinopec Shanghai Petrochemical Company Limited
                            [COMPANY NAME IN CHINESE]
 (a joint stock limited company incorporated in the People's Republic of China)

                                  Announcement

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The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the
"Company") wishes to announce that the total consolidated profit and net consolidated profit of the Company for the year ended 31 December 2003 are both expected to increase by approximately 50% as compared with the year ended 31 December 2002.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the shares of the Company.
--------------------------------------------------------------------------------

This announcement is made in accordance with the relevant regulation issued by the Shanghai Stock Exchange and pursuant to the disclosure obligation under paragraph 2(2) of the Listing Agreement.

The Board of Directors of the Company announces that in 2003, the Company achieved good results in its operations. Given preliminary estimates of the Company's financial data for the year ended 31 December 2003, the total consolidated profit and net consolidated profit of the Company for the year ended 31 December 2003 are both expected to increase substantially by approximately 50% as compared with the year ended 31 December 2002. The actual results of the Company are subject to audit and will be disclosed in the 2003 annual report of the Company.

Pending the finalisation of the actual results, shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

In accordance with the requirements of the Shanghai Stock Exchange, trading in the Company's A shares will be suspended for an hour on the Shanghai Stock Exchange in the morning trading session on 16 January 2004. Trading in the H shares of the Company will continue on the Stock Exchange of Hong Kong Limited.

                                               By order of the Board
                                  Sinopec Shanghai Petrochemical Company Limited
                                                  Zhang Jingming
                                                 Company Secretary

15 January 2004, Shanghai